As filed with the Securities and Exchange Commission on January 3, 2018

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

Amplify Snack Brands, Inc.

(Name of Subject Company (Issuer))

Alphabet Merger Sub Inc.

(Offeror)

A wholly owned subsidiary of

The Hershey Company

(Parent of Offeror)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

03211L102

(CUSIP Number of Class of Securities)

Leslie M. Turner

Senior Vice President, General Counsel and Secretary

The Hershey Company

100 Crystal A Drive

Hershey, PA 17033

Tel: (717) 534-4200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Martha E. McGarry

Thomas W. Greenberg

Maxim O. Mayer-Cesiano

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

(212) 735-3000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$945,150,311	$117,671

(1)	Estimated solely for purposes of calculating the filing fee. The transaction valuation was calculated as the sum of (i) 75,468,620 outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Amplify Snack Brands, Inc. (excluding restricted shares which are addressed in clause (iii)) multiplied by $12.00, (ii) 2,428,849 Shares issuable pursuant to outstanding stock options that have vested (or are anticipated to vest prior to the completion of the transaction) multiplied by $4.38 (which is $12.00 minus the weighted average exercise price for such options of $7.62 per Share) and (iii) 2,407,376 Shares issuable pursuant to outstanding restricted stock units and restricted stock awards that have vested (or are anticipated to vest prior to the completion of the transaction) multiplied by $12.00. The calculation of the filing fee is based on information provided by Amplify Snack Brands, Inc. as of December 15, 2017, the most recent practicable date.

(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2018, issued August 24, 2017, by multiplying the transaction value by 0.0001245.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$117,671	Filing Party:	Alphabet Merger Sub Inc. and The Hershey Company
Form or Registration No.:	Schedule TO	Date Filed:	January 2, 2018

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check	the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any amendments or supplements thereto, the “Schedule TO”) filed by Alphabet Merger Sub Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of The Hershey Company, a Delaware corporation (“Parent”), with the U.S. Securities and Exchange Commission on January 2, 2018. The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of  common stock, par value $0.0001 per share (the “Shares”), of Amplify Snack Brands, Inc., a Delaware corporation (the “Company”), at a price per Share of  $12.00 (such price as it may be amended from time to time in accordance with the Merger Agreement, the “Offer Price”), net to the seller in cash, without any interest, but subject to and reduced by any required withholding of taxes upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 2, 2018 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Amendment is being filed on behalf of Purchaser and Parent. Unless otherwise indicated, references to sections in this Amendment are references to sections of the Offer to Purchase.

Amendment to the Offer to Purchase

Items 1 through 11.

The information set forth in the Offer to Purchase under “The Offer—Section 15—Certain Legal Matters” and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding the following paragraph at the end of the subsection titled “Antitrust”:

“On January 2, 2018, each of Parent and the Company filed a Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer. Accordingly, the required waiting period with respect to the Offer is expected to expire in the ordinary course at 11:59 p.m. Eastern Time on January 17, 2018.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 3, 2018

THE HERSHEY COMPANY

By:	/s/ Patricia Little
	Name:	Patricia Little
	Title:	Senior Vice President, Chief Financial Officer

ALPHABET MERGER SUB INC.

By:	/s/ Bjork Hupfeld
	Name:	Bjork Hupfeld
	Title:	Treasurer

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated January 2, 2018*

(a)(1)(B)	Form of Letter of Transmittal*

(a)(1)(C)	Form of Notice of Guaranteed Delivery*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(F)	Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification), including instructions for completing the form*

(a)(1)(G)	Summary Advertisement, published January 2, 2018 in The Wall Street Journal*

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)(A)	Joint Press Release of Parent and the Company, dated December 18, 2017 (incorporated by reference to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on December 18, 2017)*

(a)(5)(B)	Investor Presentation, dated December 18, 2017 (incorporated by reference to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on December 18, 2017)*

(a)(5)(C)	Letter Sent to Parent Employees on December 18, 2017 (incorporated by reference to the Tender Offer Statement on Schedule TO-C of Parent filed with the Securities and Exchange Commission on December 19, 2017)*

(a)(5)(D)	Conference Call Transcript, dated December 18, 2017 (incorporated by reference to the Tender Offer Statement on Schedule TO-C of Parent filed with the Securities and Exchange Commission on December 19, 2017)*

(b)	Not applicable

(d)(1)	Agreement and Plan of Merger, dated as of December 17, 2017, among Parent, Purchaser and the Company (incorporated by reference to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on December 18, 2017)*

(d)(2)	Form of Support Agreement (incorporated by reference to the Statement on Schedule 13D filed by Parent with the Securities and Exchange Commission on December 27, 2017)*

(d)(3)	Confidentiality Agreement, dated as of January 23, 2017, between the Company and The Hershey Company (incorporated by reference to Exhibit (e)(2) to the Schedule 14D-9 filed by the Company with the Securities and Exchange Commission on January 2, 2018)*

(g)	Not applicable

(h)	Not applicable

*	Previously filed.